Exhibit 99.1

Operating and Financial Review and Prospects

OPERATING RESULTS

Trends and Factors Affecting Our Results of Operations

Our results of operations have been influenced and will continue to be influenced by the following factors:

(i) Effects of Yield Fluctuations

The occurrence of severe adverse weather conditions, especially droughts, hail, floods or frost, are unpredictable and may have a potentially devastating impact on agricultural production and may otherwise adversely affect the supply and prices of the agricultural commodities that we sell and use in our business. The effects of severe adverse weather conditions may also reduce yields at our farms. Yields may also be affected by plague, disease or weed infection and operational problems.

The following table sets forth our average crop, rice and sugarcane yields for the periods indicated:

			% Change
	2014/2015 Harvest Year (1)	2013/2014 Harvest Year (1)	2014/2015 -2013/2014
Corn (2)	5.7	6.2	(8.1%)
Soybean	3.2	2.9	10.3%
Soybean (second harvest)	2.5	1.9	31.6%
Cotton lint	1.1	1.0	10.0%
Wheat (3)	2.3	2.6	(11.5%)
Rice	5.1	5.6	(8.9%)
Sugarcane	92.6	79.0	16.8%

(1) The table above reflects full harvest season
(2) Includes sorghum
(3) Includes barley

(ii) Effects of Fluctuations in Production Costs

We experience fluctuations in our production costs due to the fluctuation in the costs of (i) fertilizers, (ii) agrochemicals, (iii) seeds, (iv) fuel and (v) farm leases. The use of advanced technology, however, has allowed us to increase our efficiency, in large part mitigating the fluctuations in production costs. Some examples of how the implementation of production technology has allowed us to increase our efficiency and reduce our costs include the use of no-till technology (also known as “direct sowing”, which involves farming without the use of tillage, leaving plant residues on the soil to form a protective cover which positively impacts costs, yields and the soil), crop rotation, second harvest in one year, integrated pest management, and balanced fertilization techniques to increase the productive efficiency in our farmland. Increased mechanization of harvesting and planting operations in our sugarcane plantations and utilization of modern, high pressure boilers in our sugar and ethanol mills has also yielded higher rates of energy production per ton of sugarcane.

(iii) Effects of Fluctuations in Commodities Prices

Commodity prices have historically experienced substantial fluctuations. For example, based on Chicago Board of Trade (“CBOT”) data, from January 1, 2015 to September 30, 2015, soybean prices decreased 11.5% and corn prices decreased by 1.7%. Also, between January 1, 2015 and September 30, 2015, ethanol prices increased by 1.5%, according to Escola Superior de Agricultura “Luiz de Queiroz” (“ESALQ”) data, and sugar prices decreased by 17.0%, according to Intercontinental Exchange of New York (“ICE-NY”) data. Commodity price fluctuations impact our statement of income as follows:

•	Initial recognition and changes in the fair value of biological assets and agricultural produce in respect of unharvested biological assets undergoing biological transformation;

•	Changes in net realizable value of agricultural produce for inventory carried at its net realizable value; and

•	Sales of manufactured products and sales of agricultural produce and biological assets sold to third parties.

The following graphs show the spot market price of some of our products since September 30, 2010 to September 30, 2015, highlighting the periods January 1 to September 30, 2014 and January 1 to September 30, 2015:

(iv) Fiscal Year and Harvest Year

Our fiscal year begins on January 1 and ends on December 31 of each year. However, our production is based on the harvest year for each of our crops and rice. A harvest year varies according to the crop or rice plant and to the climate in which it is grown. Due to the geographic diversity of our farms, the planting period for a given crop or rice may start earlier on one farm than on another, causing differences for their respective harvesting periods. The presentation of production volume (tons) and production area (hectares) in this annual report in respect of the harvest years for each of our crops and rice starts with the first day of the planting period at the first farm to start planting in that harvest year to the last day of the harvesting period of the crop or rice planting on the last farm to finish harvesting that harvest year.

On the other hand, production volumes for dairy and production volume and production area for sugar, ethanol and energy business are presented on a fiscal year basis.

The financial results in respect of all of our products are presented on a fiscal year basis.

(v) Effects of Fluctuations of the Production Area

Our results of operations also depend on the size of the production area. The size of our own and leased area devoted to crop, rice and sugarcane production fluctuates from period to period in connection with the purchase and development of new farmland, the sale of developed farmland, the lease of new farmland and the termination of existing farmland lease agreements. Lease agreements are usually settled following the harvest season, from July to June in crops and rice, and from May to April in sugarcane. The length of the lease agreements are usually one year for crops, one to five years for rice and five to six years for sugarcane. Regarding crops, the production area can be planted and harvested one or two times per year. As an example, wheat can be planted in July and harvested in December. Right after its harvest, soybean can be planted in the same area and harvested in April. As a result, planted and harvested area can exceed the production area during one year. The production area for sugarcane can exceed the harvested area in one year. Grown sugarcane can be left in the fields and then harvested the following year. The following table sets forth the fluctuations in the production area for the periods indicated:

	Nine-month Period ended September 30,
	2015	2014
	Hectares
Crops (1)	153,569	156,402
Rice	35,328	36,604
Sugar, Ethanol and Energy	129,226	123,486

(1) Does not include second crop area, includes forage.

(vi) Effect of Acquisitions and Dispositions

The comparability of our results of operations is also affected by the completion of significant acquisitions and dispositions. Our results of operations for earlier periods that do not include a recently completed acquisition or do include farming operations subsequently disposed of may not be comparable to the results of a more recent period that reflects the results of such acquisition or disposition.

(vii) Macroeconomic Developments in Emerging Markets

We generate nearly all of our revenue from the production of food and renewable energy in emerging markets. Therefore, our operating results and financial condition are directly impacted by macroeconomic and fiscal developments, including fluctuations in currency exchange rates, inflation and interest rate fluctuations, in those markets. The emerging markets where we conduct our business (including Argentina, Brazil and Uruguay) remain subject to such fluctuations.

(viii) Effects of Export Taxes on Our Products

Following the economic and financial crisis experienced by Argentina in 2002, the Argentine government increased export taxes on agricultural products, mainly on soybean and its derivatives, wheat, rice and corn. Soybean is subject to an export tax of 35.0%, wheat is subject to an export tax of 23.0%, rough rice is subject to an export tax of 10.0%, processed rice is subject to an export tax of 5.0%, corn is subject to an export tax of 20.0% and sunflower is subject to an export tax of 32.0%.

As local prices are determined taking into consideration the export parity reference, any increase in export taxes would affect our financial results.

(ix) Effects of Foreign Currency Fluctuations

Each of our Argentine, Brazilian and Uruguayan subsidiaries uses local currency as its functional currency. A significant portion of our operating costs in Argentina are denominated in Argentine Pesos and most of our operating costs in Brazil are denominated in Brazilian Reais. For each of our subsidiaries’ statements of income, foreign currency transactions are translated into the local currency, as such subsidiaries’ functional currency, using the exchange rates prevailing as of the dates of the relevant specific transactions. Exchange differences resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income under “finance income” or “finance costs,” as applicable. Our Consolidated Financial Statements are presented in U.S. dollars, and foreign exchange differences that arise in the translation process are disclosed in the consolidated statement of comprehensive income.

As of September 30, 2015, the Peso-U.S. dollar exchange rate was Ps.9.42 per U.S. dollar as compared to Ps.8.43 per U.S. dollar as of September 30, 2014. As of September 30, 2015, the Real-U.S. dollar exchange rate was R$3.95 per U.S. dollar as compared to R$2.45 per U.S. dollar as of September 30, 2014.

The following graph shows the Real-U.S. dollar rate of exchange for the periods since September 30, 2010 to September 30, 2015, highlighting the periods January 1 to September 30, 2014 and January 1 to September 30, 2015:

Our principal foreign currency fluctuation risk involves changes in the value of the Brazilian Reais relative to the U.S. dollar. Periodically, we evaluate our exposure and consider opportunities to mitigate the effects of currency fluctuations by entering into currency forward contracts and other hedging instruments.

(x) Seasonality

Our business activities are inherently seasonal. We generally harvest and sell corn, soybean, rice and sunflower between February and August, and wheat from December to January. Cotton is unique in that while it is typically harvested from May to July, it requires a conditioning process that takes about two to three months before being ready to be sold. Sales in other business segments, such as in our Dairy segment, tend to be more stable. However, milk sales are generally higher during the fourth quarter, when weather conditions are more favorable for production. The sugarcane harvesting period typically begins between April and May and ends between November and December. As a result of the above factors, there may be significant variations in our results of operations from one quarter to another, since planting activities may be more concentrated in one quarter whereas harvesting activities may be more concentrated in another quarter. In addition our quarterly results may vary as a result of the effects of fluctuations in commodity prices and production yields and costs related to the “Initial recognition and changes in fair value of biological assets and agricultural produce” line item. See “—Critical Accounting Policies and Estimates—Biological Assets and Agricultural Produce” included in our Form 20-F.

(xi) Land Transformation

Our business model includes the transformation of pasture and unproductive land into land suitable for growing various crops and the transformation of inefficient farms into farms suitable for more efficient uses through the implementation of advanced and sustainable agricultural practices, such as "no-till" technology and crop rotation. During approximately the first three to five years of the land transformation process of any given parcel, we must invest heavily in transforming the land, and, accordingly, crop yields during such period tend to be lower than crop yields once the land is completely transformed. After the transformation process has been completed, the land requires less investment, and crop yields gradually increase. As a result, there may be variations in our results from one season to the next according to the amount of land in the process of transformation.

Our business model also includes the identification, acquisition, development and selective disposition of farmlands or other rural properties that after implementing agricultural best practices and increasing crop yields we believe have the potential to appreciate in terms of their market value. As a part of this strategy, we purchase and sell farms and other rural properties from time to time. Please see also "Risk Factors-Risks Related to Argentina-Argentine law concerning foreign ownership of rural properties may adversely affect our results of operations and future investments in rural properties in Argentina" and "Risk Factors-Risks Related to Brazil- Recent changes in Brazilian rules concerning foreign investment in rural properties may adversely affect our investments." included in “Item 3-Risk Factors” in our Form 20-F.

The results included in the Land Transformation segment are related to the acquisition and disposition of farmland businesses and not to the physical transformation of the land. The decision to acquire and/or dispose of a farmland business depends on several market factors that vary from period to period, rendering the results of these activities in one financial period when an acquisition of disposition occurs not directly comparable to the results in other financial periods when no acquisitions or dispositions occurred.

(xii) Capital Expenditures and Other Investments

Our capital expenditures during the last three years consisted mainly of expenses related to (i) acquiring land, (ii) transforming and increasing the productivity of our land, (iii) planting non-current sugarcane and (iv) expanding and upgrading our production facilities. Capital expenditures totaled $116.4 million for the nine-month period ended September 30, 2015 in comparison with $238.8 million in the same period in 2014. See also "-Capital Expenditure Commitments."

(xiii) Effects of Corporate Taxes on Our Income

We are subject to a variety of taxes on our results of operations. The following table shows the income tax rates in effect for 2015 in each of the countries in which we operate:

Tax Rate (%)
Argentina	35
Brazil(1)	34
Uruguay	25

(1)	Including the Social Contribution on Net Profit (CSLL)

Critical Accounting Policies and Estimates

The Company's critical accounting policies and estimates are consistent with those described in Note 4 to our audited consolidated annual financial statements for the year ended December 31, 2014 included in our Form 20-F.

Operating Segments

IFRS 8 “Operating Segments” requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria.  Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The CODM evaluates the business based on the differences in the nature of its operations, products and services.  The amount reported for each segment item is the measure reported to the CODM for these purposes.

We are organized into three major lines of business, namely, Farming; Sugar, Ethanol and Energy; and Land Transformation. The Company’s businesses are comprised of six reportable operating segments, which are organized based upon their similar economic characteristics, the nature of products they offer, their production processes, the type of their customers and their distribution methods. As of January 1, 2014, the Company did not consider its Coffee and Cattle businesses to be of continuing significance as they no longer met the quantitative threshold for separate disclosure as reportable segments. Accordingly, the Coffee and Cattle businesses are now presented within “Farming – All Other Segments” segment and prior year disclosures have been recast to conform to this presentation.

We operate in three major lines of business, namely, Farming; Sugar, Ethanol and Energy; and Land Transformation.

•	Our farming business is further comprised of four reportable segments:

▪	Our Crops segment consists of planting, harvesting and sale of grains, oilseeds and fibers (including wheat, corn, soybeans, cotton and sunflowers, among others), and to a lesser extent the provision of grain warehousing/conditioning and handling and drying services to third parties. Each underlying crop in this segment does not represent a separate operating segment. Management seeks to maximize the use of the land through the cultivation of one or more type of crops. Types and surface amount of crops cultivated may vary from harvest year to harvest year depending on several factors, some of which are out of our control. Management is focused on the long-term performance of the productive land, and to that extent, the performance is assessed considering the aggregate combination, if any, of crops planted in the land. A single manager is responsible for the management of operating activity of all crops rather than for each individual crop.

▪	Our Rice segment consists of planting, harvesting, processing and marketing of rice;

▪	Our Dairy segment consists of the production and sale of raw milk and other dairy products;

▪	Our All Other Segments segment consists of the combination of the remaining non-reportable operating segments, which do not meet the quantitative thresholds for separate disclosure and for which the Company's management does not consider them to be of continuing significance as of January 1, 2014, namely, Coffee and Cattle.

•	Our Sugar, Ethanol and Energy segment consists of cultivating sugarcane which is processed in owned sugar mills, transformed into ethanol, sugar and electricity and marketed;

•	Our Land Transformation segment comprises the (i) identification and acquisition of underdeveloped and undermanaged farmland businesses; and (ii) realization of value through the strategic disposition of assets (generating profits).

The following table presents selected historical financial and operating data solely for the periods indicated below as it is used for our discussion of results of operations. In respect of production data only as of September 30, 2015, we have completed the 2014/2015 harvest year crops.  The harvested tons presented correspond to the harvest completed as of September 30, 2015.

	Nine-month period ended September 30,
	2015	2014
Sales	( In thousands of $)
Farming Business	207,678	252,179
Crops	115,274	152,268
Soybean(1)	63,021	71,039
Corn (2)	28,638	63,213
Wheat (3)	10,456	7,275
Sunflower	9,906	6,167
Cotton	1,261	3,689
Other crops(4)	1,992	885
Rice(5)	66,026	75,123
Dairy	25,390	23,651
All other segments(6)	988	1,137
Sugar, Ethanol and Energy Business	247,968	253,746
Sugar	109,205	111,710
Ethanol	100,332	101,713
Energy	38,431	40,323
Total Sales	455,646	505,925
Land Transformation (7)	-	25,508

	2014/2015	2013/2014
	Harvest	Harvest
Production	Year	Year
Farming Business
Crops (tons) (8)	622,335	643,354
Soybean (tons)	285,353	218,608
Corn (tons) (2)	228,274	318,381
Wheat (tons) (3)	84,609	77,086
Sunflower (tons)	21,762	23,161
Cotton Lint (tons)	3,350	6,118
Rice(9) (tons)	180,149	205,489

	Nine-month period ended September 30,
	2015	2014
Processed rice (10) (tons)	95,712	121,029
Dairy (11) (liters)	64,565	58,161
Sugar, Ethanol and Energy Business
Sugar (tons)	383,430	278,878
Ethanol (cubic meters)	276,093	201,254
Energy (MWh)	436,539	283,192
Land Transformation Business (hectares traded)	-	12,887

	2014/2015	2013/2014
Planted Area	Harvest Year	Harvest Year
	(Hectares)
Farming Business (12)
Crops	193,683	186,326
Soybean	96,476	82,980
Corn (2)	40,044	51,323
Wheat (3)	37,020	29,412
Sunflower	12,314	12,880
Cotton	3,160	6,217
Forage	4,669	3,514
Rice	35,328	36,604
Total Planted Area	229,011	222,930
Second Harvest Area	40,115	29,923
Leased Area	60,056	55,881
Owned Croppable Area(13)	128,841	137,126

	Nine-month period ended September 30,
	2015	2014
Sugar, Ethanol and Energy Business
Sugarcane plantation	129,226	123,486
Owned land	9,145	9,145
Leased land	120,081	114,341

(1)	Includes soybean, soybean oil and soybean meal.

(2)	Includes sorghum and peanuts

(3)	Includes barley and rapeseed.

(4)	Includes seeds and farming services.

(5)	Sales of processed rice including rough rice purchased from third parties and processed in our own facilities, rice seeds and services.

(6)	All other segments include our cattle business which primarily consists of leasing land to a third party based on the price of beef. See “Item 4. Information on the Company—B. Business Overview—Cattle Business.” in our Form 20-F.

(7)	Represents capital gain from the sale of land.

(8)	Crop production does not include forage produced in the 2014/2015 and 2013/2014 harvest years.

(9)	Expressed in tons of rough rice produced on owned and leased farms. The rough rice we produce, along with additional rough rice we purchase from third parties, is ultimately processed and constitutes the product sold in respect of the rice business.

(10)	Includes rough rice purchased from third parties and processed in our own facilities. Expressed in tons of processed rice (1 ton of processed rice is approximately equivalent to 1.6 tons of rough rice).

(11)	Raw milk produced at our dairy farms.

(12)	Includes hectares planted in the second harvest.

(13)	Does not include potential croppable areas being evaluated for transformation.

Nine-month period ended September 30, 2015 as compared to nine-month period ended September 30, 2014

The following table sets forth certain financial information with respect to our consolidated results of operations for the periods indicated.

	Nine-month period ended September 30,
	2015	2014
	(Unaudited)
	(In thousands of $)
Sales of manufactured products and services rendered	316,468	330,700
Cost of manufactured products sold and services rendered	(211,086)	(221,902)
Gross Profit from Manufacturing Activities	105,382	108,798
Sales of agricultural produce and biological assets	139,178	175,225
Cost of agricultural produce sold and direct agricultural selling expenses	(139,178)	(175,225)
Initial recognition and changes in fair value of biological assets and agricultural produce	19,679	40,369
Changes in net realizable value of agricultural produce after harvest	9,914	1,210
Gross Profit from Agricultural Activities	29,593	41,579
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	134,975	150,377
General and administrative expenses	(36,345)	(39,239)
Selling expenses	(48,225)	(51,771)
Other operating income/(expense), net	31,267	15,051
Share of loss of joint ventures	(2,527)	(462)
Profit from Operations Before Financing and Taxation	79,145	73,956
Finance income	7,234	6,643
Finance costs	(64,318)	(59,644)
Financial results, net	(57,082)	(53,001)
Profit Before Income Tax	22,063	20,955
Income tax expense	(4,521)	(5,661)
Profit for the Period	17,542	15,294

Sales of Manufactured Products and Services Rendered

Nine-month period ended September 30,	Crops	Rice	Dairy	All Other Segments	Sugar, Ethanol and Energy	Total
	(Unaudited)
	(In thousands of $)
2015	787	65,684	1,041	988	247,968	316,468
2014	141	73,183	2,493	1,137	253,746	330.700

Sales of manufactured products and services rendered decreased 4.3%, from $330.7 million for the nine month period ended September 30, 2014 to $316.5 million for the same period in 2015, primarily as a result of:

•	a $5.8 million decrease in our Sugar, Ethanol and Energy segment, mainly due to: (i) a 21.8% fall in sugar prices from $380 per ton in the nine-month period ending September 30, 2014 to $297 per ton in the same period for 2015; (ii) a reduction in ethanol prices of 30.1% from $620 per cubic meter in the nine-month period ended September 30, 2014 to $433 per cubic meter in the same period for 2015; and (iii) a 44.2% decrease in energy prices from $142 per MWh in the nine-month period ended September 30, 2014 to $79 in the same period of 2015; the decrease in prices was mainly caused by the depreciation of the Brazilean Real. The fall in prices was partially offset by: (i) a 32.3% increase in the volume of sugar and ethanol sold, measured in TRS(1), from 579.8 thousand tons in the nine month period ended September 30, 2014 to 767.1 thousand tons in the same period in 2015; and (ii) a 72.1% increase in volume of energy sold, from 281.3 thousand MWh in 2014 to 484.1 thousand MWh in 2015. The increase in volume of sugar and ethanol sold was due to (a) a 32.5% increase in sugarcane milled, from 4.9 million tons in 2014 to 6.5 million tons in 2015; and (b) a 3.5% increase in the TRS content in sugarcane, from 129.0 kilograms per ton in 2014 to 133.5 kilograms per ton in 2015; partially offset by (c) a higher inventories build-up, measured in TRS, from an inventories build-up of 78.5 thousand tons in 2014 compared to an inventories build-up of 195.3 thousand tons in 2015 as a result of the implementing a carry strategy with the expectation of achieving higher selling prices, during the fourth quarter. The increase in the volume of energy sold was mainly due to (a) the increase in sugarcane milled; and (b) an increase in the cogeneration efficiency ratio measured in KWh per ton of sugarcane crushed, from 59.3 in 2014 to 72.2 in 2015. The increase in the sugarcane milled is sustained by (i) a 10.5% increase in sugarcane yields from 78.1 tons per hectare in 2014 to 86.3 tons per hectare in 2015 and (ii) a 42.9% increase in sugarcane purchased to third parties, from 591.7 thousand tons in the nine-month period ended September 30, 2014 to 845.4 thousand tons for the same period in 2015. The mills were able to crush a higher volume of sugarcane as a result of expanding the daily crushing capacity after the completion of Ivinhema mill during 2015.

The following figure sets forth the variables that determine our Sugar and Ethanol sales:

On average, one metric ton of sugarcane contains 140 kilograms of TRS (Total Recoverable Sugar). While a mill can produce either sugar or ethanol, the TRS input requirements differ between these two products. On average, 1.045 kilograms of TRS equivalent are required to produce 1.0 kilogram of sugar, while the amount of TRS required to produce 1 liter of ethanol is 1.691 kilograms

The following figure sets forth the variables that determine our Energy sales:

The following table sets forth the breakdown of sales of manufactured products for the periods indicated.

	Nine-month period ended September 30,			Nine-month period ended September 30,			Nine-month period ended September 30,
	2015	2014	Chg %	2015	2014	Chg %	2015	2014	Chg %
	(in million of $)			(in thousand units)			(in dollars per unit)
Ethanol (M3)	100.3	101.7	(1.4%)	231.8	164.9	40.6%	432.8	616.8	(29.8%)
Sugar (tons)	109.2	111.7	(2.2%)	353.5	284.1	24.4%	308.9	393.1	(21.4%)
Energy (MWh)	38.4	40.3	(4.7%)	484.1	281.3	72.1%	79.4	143.4	(44.6%)
TOTAL	247.9	253.7

•	a $7.5 million decrease in our Rice segment, mainly due to: (i) a 9.4% decrease in the volume of white rice sold measured in tons of rough rice, from 169.4 thousand tons in the nine month period ended September 30, 2014 to 153.5 thousand tons in the same period in 2015 mainly explained by lower yields due to unfavourable weather conditions; and (ii) a 44.4% decrease in the sale of by-products, from $13.3 million in 2014 to $7.4 million in 2015. These decreases were partially offset by an increase of 4.6% in the price, from $365 in 2014 to $382 per ton of rough rice equivalent in 2015, due to an increase in rough rice prices.

•	a $1.4 million decrease in our Dairy segment due to: (i) a 41.8% decrease in the volume of milk powder sold, from 622 thousand tons in the nine month period ended September 30, 2014 to 362 thousand tons in the same period in 2015; (ii) a decrease of 15.8% in the price of powder milk, from $3.8 thousand per ton in 2014 to $3.2 thousand per ton in 2015.

Cost of Manufactured Products Sold and Services Rendered

Nine-month period ended September 30,	Crops	Rice	Dairy	All Other Segments	Sugar, Ethanol and Energy	Total
	(Unaudited)
	(In thousands of $)
2015	(438)	(53,839)	(1,108)	(536)	(155,165)	(211,086)
2014	-	(57,421)	(2,364)	(615)	(161,502)	(221,902)

Cost of manufactured products sold and services rendered decreased 4.9%, from $221.9 million in the nine month period ended in September 30, 2014 to $211.1 million in the same period in 2015. This decrease was primarily due to:

•	a $6.3 million decrease in our Sugar, Ethanol and Energy segment mainly due to a lower unitary cost of product sold due to a 49.6% depreciation of the Brazilean Real during the nine month period ended September 30, 2015.

•	a $3.6 million decrease in our Rice segment mainly due to a decrease of 9.4 % in the volume sold; partially offset by a 10.2% depreciation during the nine-month period ended September 30, 2015, in comparison to the 29.3% depreciation of the Argentine peso during the same period of 2014.

•	a $1.3 million decrease in our Dairy segment mainly due to a 41.8% decrease in the volume of milk powder sold.

Sales and Cost of Agricultural Produce and Biological Assets

Nine-month period ended September 30,	Crops	Rice	Dairy	All Other Segments	Sugar, Ethanol and Energy	Total
	(Unaudited)
	(In thousands of $)
2015	114,487	342	24,349	-	-	139,178
2014	152,127	1,940	21,158	-	-	175,225

Sales of agricultural produce and biological assets decreased 20.6%, from $175.2 million in 2014, to $139.2 million in 2015, primarily as a result of:

•	A $37.6 million decrease in our Crops segment mainly driven by (i) the general decrease in the price of grains sold: soybean decreased 25.7%, from $361.6 per ton in the nine-month period ended September 30, 2014 to $268.8 per ton in the same period of 2015, corn decreased 22.8%, from $197.2 per ton in the nine-month period ended September 30, 2014 to $152.3 per ton in the same period of 2015, and wheat decreased 22.4%, from $233 per ton in the nine-month period ended September 30, 2014 to $180.7 per ton in the same period of 2015; (ii) a 41.4% decrease in tons of corn sold from 320.6 thousand tons in 2014 to 188.0 thousand tons in 2015 due to a 22.0% decrease in hectares destined to corn, from 51.3 thousand hectares in 2014 to 40.0 thousand hectares in 2015 and (iii) a 8.1% decrease in corn yield from 6.2 in the nine-month period ended September 30, 2014 to 5.7 in the same period for 2015 mainly caused by excessive rains at the end of the cycle. These decreases were partially offset by (i) a 19.3% increase in soybean volume sold due to: (a) higher soybean yields from 2.9 tons per hectare in 2014 to 3.2 in 2015 for soybean first crop and from 1.9 in 2014 to 2.5 in 2015 for soybean second crop; and (b) a 16.3% increase in hectares destined to soybean, from 83.0 thousand hectares in 2014 to 96.5 thousand hectares in 2015; and (ii) an increase in the volume of wheat sold, from 31.2 tons in the nine-month period ended September 30,2014 to 57.9 in the same period for 2015, as a result of higher stocks carried from previous periods.

The following table sets forth the breakdown of sales for the periods indicated.

	Nine-month Period ended September 30,			Nine-month Period ended September 30			Nine-month Period ended September 30
	2015	2014	% Chg	2015	2014	% Chg	2015	2014	% Chg
	(In thousands of $)			(In thousands of tons)			(In $ per ton)
Soybean	63,021	71,039	(11.3%)	234,436	196,440	19.3%	266.8	361.6	(25.7%)
Corn (1)	28,638	63,213	(54.7%)	188,023	320,591	(41.4%)	152.3	197.2	(22.8%)
Cotton lint	1,261	3,689	(65.8%)	2,249	5,353	(58.0%)	560.7	689.1	(18.6%)
Wheat (2)	10,456	7,275	43.7%	57,853	31,229	85.3%	180.7	233.0	(22.4%)
Sunflower	6,069	6,167	(1.6%)	16,634	17,403	(4.4%)	364.9	354.3	3.0%
Others	5,042	744	577.3%
Total	114,487	152,127	(24.7%)

(1)	Includes sorghum
(2)	Includes barley

•	A $1.5 million decrease in our Rice segment was mainly driven by a lower volume of rough rice sold to third parties in the nine-month period ended September 30, 2015. The sales reported in 2014 were exceptional as we normally process all our rough rice. During the nine month period ended September 30, 2014, we sold 4.1 thousand tons of rough rice at a price of $273.8 per ton.

Partially offset by:

•	A 15.1% increase in our Dairy segment, from $21.2 million in the nine-month period ended September 30, 2014 to $24.3 million in the same period for 2015. This increase is explained by an increase in the amount of liters of fluid milk sold, from 56 million liters in the nine-month period ended September 30, 2014 to 65 million liters in the same period of 2015 as a result of: (i) a 3.4% increase in our milking cow herd driven by enhanced reproduction efficiencies at our two free-stall dairy facilities, from an average of 6,410 heads in the nine-month period ended September 30, 2014 to an average of 6,626 heads in the same period of 2015; and (ii) a 7.4% increase in cow productivity, from 33.3 liters per day per cow in 2014 to 35.7 liters per day per cow in 2015 due to enhanced operating efficiencies. The increase in the amount of liters sold was partially offset by a 10.3% decrease in milk prices from $0.39 per liter in 2014 to $0.35 per liter in 2015.

While we receive cash or consideration upon the sale of our inventory of agricultural produce to third parties, we do not record any additional profit related to that sale, as that gain or loss had already been recognized under the line items “Initial recognition and changes in fair value of biological assets and agricultural produce” and “Changes in net realizable value of agricultural produce after harvest.” Please see “—Critical Accounting Policies and Estimates—Biological Assets and Agricultural Produce” above for a discussion of the accounting treatment, financial statement presentation and disclosure related to our agricultural activity.

Initial Recognition and Changes in Fair Value of Biological Assets and Agricultural Produce

Nine-month period ended September 30,	Crops	Rice	Dairy	All Other Segments	Sugar, Ethanol and Energy	Total
	(Unaudited)
	(In thousands of $)
2015	7,016	3,144	6,159	(24)	3,384	19,679
2014	43,857	12,012	6,931	(3)	(22,428)	40,369

Initial recognition and changes in fair value of biological assets and agricultural produce decreased 51.3%, from $40.4 million in the nine-month period ended September 30, 2014 to $19.7 million in the same period for 2015. The decrease was mainly due to:

•	a $36.8 million decrease in our Crops segment mainly due to:

-	a $36.4 million decrease in the recognition at fair value less cost to sell of crops at the point of harvest mainly due to a decrease in commodity prices, partially offset by higher yields.

-	a $0.4 million decrease in the recognition at fair value less cost to sell for non-harvested crops, from a loss of $1.6 million in the nine-month period ended September 30, 2014 to a loss of $2.0 million in the same period of 2015, mainly due to a decrease in wheat prices.

-	Of the $7.0 million gain of initial recognition and changes in fair value of biological assets and agricultural produce for the nine-month period ended September 30, 2015, $7.3 million gain represents the realized portion, as compared to the $34.0 million realized gain of the $43.9 million gain of initial recognition and changes in fair value of biological assets and agricultural produce in 2014.

•	A $8.9 million decrease in our Rice segment, as a result of:

-	a $8.5 million decrease in the recognition at fair value less cost to sell of rice at the point of harvest, from a gain of $12.0 million in the nine-month period ended September 30, 2014 to a gain of $3.5 million in the same period in 2015 mainly due to (i) a 21.3% decrease in rough rice prices from $267 per ton in 2014 to $210 per ton in 2015 and (ii) a 9.2% decrease in yields, from 5.6 for the nine-month period ended September 30, 2014 to 5.1in the same period for 2015.

-	Of the $3.2 million gain of initial recognition and changes in fair value of biological assets and agricultural produce for the nine-month period ended September 30, 2015, $2.3 million gain represents the realized portion, as compared to the $8.1 million gain realized portion of the $12.0 million gain of initial recognition and changes in fair value of biological assets and agricultural produce for the same period in 2014.

partially offset by:

•	A $25.8 million increase in our Sugar, Ethanol and Energy segment, mainly due to:

-	a $22.3 million increase in the recognition at fair value less cost to sell of non-harvested sugarcane, from a loss of $18.1 million in the nine-month period ended September 30, 2014 to a gain of $4.2 million in the same period for 2015, mainly generated by an increase in projected sugarcane yields, due to enhancements in our agricultural operation, and an increase in projected prices for harvested sugarcane assumed in our DCF model used to calculate the fair value of the sugarcane plantation.

-	The changes in the recognition at fair value less cost to sell of sugarcane at the point of harvest increased from a loss of $11.1 million in the nine-month period ended September 30, 2014 to a gain of $9.0 million in the same period for 2015 due to: (i) the increase in yields; and (ii) a dilution in harvesting costs due to the Brazilean Real depreciation.

-	Of the $3.4 million gain of initial recognition and changes in fair value of biological assets and agricultural produce for the nine-month period ended September 30, 2015, $4.6 million gain represents the unrealized portion, as compared to the $15.7 million loss unrealized portion of the $22.4 million loss of initial recognition and changes in fair value of biological assets and agricultural produce in the same period for 2014.

Changes in Net Realizable Value of Agricultural Produce after Harvest

Nine-month period ended September 30,	Crops	Rice		Dairy		All Other Segments		Sugar, Ethanol and Energy		Corporate		Total
	(Unaudited)
	(In thousands of $)
2015	9,914	N/	A	N/	A	N/	A	N/	A	N/	A	9,914
2014	1,210	N/	A	N/	A	N/	A	N/	A	N/	A	1,210

Changes in net realizable value of agricultural produce after harvest is mainly composed by: (i) profit or loss from commodity price fluctuations during the period of time the agricultural produce is in inventory, which impacts its fair value; (ii) profit or loss from the valuation of forward contracts related to agricultural produce in inventory; and (iii) profit from direct exports. Changes in net realizable value of agricultural produce after harvest increased from $1.2 million in the nine-month period ended September 30, 2014 to $9.9 million in the same period for 2015. This increase is mainly explained by the increase in gain from forward contracts and the positive results arising from the changes in the net realizable value of our grain inventories.

General and Administrative Expenses
Nine-month period ended September 30,	Crops	Rice	Dairy	All Other Segments	Sugar, Ethanol and Energy	Corporate	Total
	(Unaudited)
	(In thousands of $)
2015	(2,656)	(2,366)	(1,108)	(55)	(14,499)	(15,661)	(36,345)
2014	(3,266)	(2,370)	(1,166)	(136)	(16,771)	(15,530)	(39,239)

Our general and administrative decreased a 7.4%, from $39.2 million in the nine-month period ended September 30, 2014 to $36.3 million in the same period for 2015, mainly explained by depreciation of the Brazilean Real.

Selling Expenses

Nine-month period ended September 30,	Crops	Rice	Dairy	All Other Segments	Sugar, Ethanol and Energy	Corporate	Total
	(Unaudited)
	(In thousands of $)
2015	(4,283)	(9,489)	(514)	(25)	(33,368)	(546)	(48,225)
2014	(3,413)	(11,393)	(464)	(24)	(35,348)	(1,129)	(51,771)

Selling expenses decreased a 6.8%, from $51.8 million in the nine-month period ended September 30, 2014 to $48.2 million in the same period for 2015. The $1.9 million decrease in our Rice segment is explained by lower volumes of white rice sold in the international market, resulting in a reduction of export taxes and freight expenses. The $2.0 million decrease in our Sugar, Ethanol and Energy segment is explained by the depreciation of the Brazilean Real.

Other Operating Income, Net

Nine-month period ended September 30,	Crops	Rice	Dairy	All Other Segments	Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
(Unaudited)
(In thousands of $)
2015	14,065	692	(563)	6	16,816	-	251	31,267
2014	11,358	(14)	80	(13)	3,495	-	145	15,051

Other operating income increased $16.2 million, from  $15.0 million in the nine-month period ended September 30, 2014 to $31.3 million in the same period for 2015, primarily due to:

•	a $13.5 million increase in our Sugar, Ethanol & Energy segment due to the mark-to-market effect of outstanding hedge positions.

•	a $2.7 million increase in our Crops segment due to the mark-to-market effect of outstanding hedge positions;

Share of Loss of Joint Ventures and Investment Results

Nine-month period ended September 30,	Crops	Rice	Dairy	All Other Segments	Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
(Unaudited)
(In thousands of $)
2015	(2,527)	-	-	-	-	-	-	(2,527)
2014	(462)	-	-	-	-	-	-	(462)

Our share of loss of Joint Ventures increased from a loss of $0.5 million in the nine-month period ended September 30, 2014 to a loss of $2.5 million in the same period for 2015. This result is explained by the 50% interest that we hold in CHS AGRO, a joint venture with CHS Inc., dedicated to the processing of confectionary sunflower. The negative result is mainly due to the decrease in selling prices, interest expense and the negative impact of the depreciation of Argentine peso on its dollar denominated debt.

Financial Results, Net

Our financial  results, net increased from a loss of $53.0 million in the nine-month period ended September 30, 2014 to a loss of $57.1 million in the same period of 2015, primarily due to: (i) the recognition of a $98.8 million loss in “Other Comprehensive Income” that will be reclassified to “Profit or Loss” in future periods, when the associated debt is amortized, compared to the $18.5 million loss for the same period of 2014. Additionally, during the period a $14.8 million loss was reclassified from Equity to the “Financial Result, net” line item in 2015, in comparison with the $5.1 million loss that was reclassified in 2014. Please see “—Hedge Accounting—Cash Flow Hedge” described on Note 3 to our Consolidated Financial Statements; (ii) an increase in  our losses primarily resulting from the mark to market of our currency hedge derivatives, from a 0.2 million loss in 2014 compared to a $4.3 million loss in   2015.This was partially offset by a decrease in our interest expenses from a loss of 42.3 million in the nine-month period ended September 30, 2014 to a loss of 37.0 million in 2015; mainly due to the Brazilean Real depreciation which impacted our Brazilean Real denominated debt.

The following table sets forth the breakdown of financial results for the periods indicated.

	2015	2014
	(Unaudited)
	(In $ thousand)		% Change
Interest income	6,820	5,735	18.9%
Interest expense	(36,961)	(42,314)	(12.7%)
Foreign exchange losses, net	(3,110)	(6,889)	(54.9%)
Cash flow hedge – transfer from equity	(14,838)	(5,062)	193.1%
Gain from interest rate /foreign exchange rate derivative financial instruments	(4,288)	(184)	2230.4%
Taxes	(2,312)	(3,003)	(23.0%)
Other Expenses	(2,393)	(1,284)	86.4%
Total Financial Results	(57,082)	(53,001)	7.7%

Income Tax expense

Current income tax charge totaled $4.5 million for the nine-month period ended September 30, 2015, which equates to a consolidated effective tax rate of 20.5%. For the same period in 2014 we registered a loss of income tax of $5.7 million, which equates to a consolidated effective tax rate of 27.0%.

As of September 30, 2015, the income tax rate in Uruguay was 25%. However, in Uruguay the income tax rate applicable to derivative activities is 0.75%. During the nine-month period ended September 30, 2015, we recognized a gain in the line item Other operating income, net, of $10.5 million which was subject to the 0.75% rate. As result of these effects our consolidated effective income tax rate decreased from 27.0% for the nine-month period ended September 30, 2014 to 20.5% for the same period in 2015.

Profit for the period

As a result of the foregoing, our net income for the nine-month period ended September 30, 2015 increased $2.2 million, from a gain of $15.3 million in 2014 to a profit of $17.5 million in 2015.

LIQUIDITY AND CAPITAL RESOURCES

Our liquidity and capital resources are and will be influenced by a variety of factors, including:

•	our ability to generate cash flows from our operations;

•	the level of our outstanding indebtedness and the interest that we are obligated to pay on such outstanding indebtedness;

•	our capital expenditure requirements, which consist primarily of investments in new farmland, in our operations, in equipment and plant facilities and maintenance costs; and

•	our working capital requirements.

Our principal sources of liquidity have traditionally consisted of shareholders’ contributions, short and long term borrowings and proceeds received from the disposition of transformed farmland or subsidiaries.

We believe that our working capital will be sufficient during the next 12 months to meet our liquidity requirements.

Nine-month period ended September 30, 2015 and 2014

The table below reflects our statements of Cash Flow for the nine-month period ended September 30, 2015 and 2014.

	Nine-month period
	2015	2014
	(Unaudited, in thousands of $)
Cash and cash equivalent at the beginning of the period	113,795	232,147
Net cash generated from operating activities	55,932	61,368
Net cash used in investing activities	(116,777)	(232,819)
Net cash generated from financial activities	194,307	145,337
Effect of exchange rate changes on cash and cash equivalent	(22,908)	(9,241)
Cash and cash equivalent at the end of the period	224,349	196,792

Operating Activities

Period ended September 30, 2015

Net cash generated by operating activities was $55.9 million for the nine-month period ended September 30, 2015. During this period, we generated a net profit of $17.5 million that includes non-cash charges relating primarily to losses from foreign exchange, net of $3.1 million, $32.5 million interest and other expense, net, $4.5 million of income tax and $51.4 million of depreciation and amortization. All these effects were partially offset by a gain from derivate financial instruments and forward contracts of $26.0 million and the unrealized portion of the “Initial recognition and changes in fair value of biological assets and agricultural produce” of $5.2 million.

In addition, other changes in operating assets and liability balances resulted in a net decrease in cash of $39.1 million, primarily due to an increase of $13.7 million in trade and other receivables, a increase of $61.7 million in inventories and a decrease of 19.4 in trade and other payables, partially offset by a decrease of $27.6 million in derivate financial instruments, and a decrease of $21.8 million in biological assets.

Period ended September 30, 2014

Net cash generated by operating activities was $61.4 million for the period ended September 30, 2014. During this period, we generated a net gain of $15.3 million that included non-cash charges relating primarily to depreciation and amortization of $67 million, $37.9 million of interest expense, net, and $5.7 million of income tax benefit. All these effects were partially offset by $13.9 loss from derivative financial instruments.

In addition, other changes in operating asset and liability balances resulted in a net decrease in cash of $71.9 million, primarily due to an increase of $62.7 million in inventories, $37.9 million of trade and other receivables and a decrease of $15.7 million in trade and other payables, partially offset by a decrease of $27.7 in biological assets due to the harvest of rice, crops, and sugarcane.

Investing Activities

Period ended September 30, 2015

Net cash used in investing activities totaled $116.8 million in the nine-month period ended September 30, 2015, primarily due to the purchases of property, plant and equipment (mainly acquisitions of buildings and facilities for the finalization of the construction of the second phase of Ivinhema mill, and acquisitions of machinery and equipments as a result of the expansion of our plantation and harvested area), totaling $77.4 million; and $37.3 million in biological assets related mainly to the expansion of our sugarcane plantation area in Mato Grosso do Sul.

Period ended September 30, 2014

Net cash used in investing activities totaled $232.8 million in the nine-month period ended September 30, 2014, primarily due to the purchases of property, plant and equipment (mainly acquisitions of machinery, buildings and facilities for the construction of the Ivinhema mill), totaling $155.8 million; $82.2 million in biological assets related mainly to the expansion of our sugarcane plantation area in Mato Grosso do Sul.

Financing Activities

Period ended September 30, 2015

Net cash provided by financing activities was $194.3 million in the period ended September 30, 2015, primarily derived from the incurrence of new long and short term loans in the amounts of $285.8 million and $156.1 million, respectively. During the current period, we entered into two syndicated loans in our Brazilian operations with ING Capital LLC and Rabobank Curaçao N.V.  as leaders, one for an amount of $160 million and the other for an amount of $110 million. Those loans were applied to our Brazilian operations related to the Sugar and Ethanol cluster development. This effect was partially offset by a net payments of short and long term borrowings in the amounts $139.6 million and $78.1 million, respectively. During this period, interest paid totaled $30.7 million.

Period ended September 30, 2014

Net cash provided by financing activities was $145.3 million in the period ended September 30, 2014, primarily derived from the incurrence of new long and short term loans in the amounts of $173.7 million and $ 106.3 million, respectively, mainly for our Brazilian operations related to the Sugar and Ethanol cluster development; and from the sale of minority interest in subsidiaries for $ 49.9 million. All these effects were partially offset by payments of short and long term borrowings in the amounts of $58.1 and $81.3 million, respectively, and $13.0 million of purchase of own shares. During this period, interest paid totaled $32.8 million.

Cash and Cash Equivalents
Historically, since our cash flows from operations were insufficient to fund our working capital needs and investment plans, we funded our operations with proceeds from short-term and long-term indebtedness and capital contributions from existing and new private investors. In 2011 we obtained $421.8 million from the IPO and the sale of shares in a concurrent private placement (See “Item 4. Information on the Company—A. History and Development of the Company” in our Form 20-F). As of September 30, 2015, our cash and cash equivalents amounted to $224.3 million.

However, we may need additional cash resources in the future to continue our investment plans. Also, we may need additional cash if we experience a change in business conditions or other developments. We also might need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisitions, strategic alliances or other similar investments. If we ever determine that our cash requirements exceed our amounts of cash and cash equivalents on hand, we might seek to issue debt or additional equity securities or obtain additional credit facilities or realize the disposition of transformed farmland and/or subsidiaries. Any issuance of equity securities could cause dilution for our shareholders. Any incurrence of additional indebtedness could increase our debt service obligations and cause us to become subject to additional restrictive operating and financial covenants, and could require that we pledge collateral to secure those borrowings, if permitted to do so. It is possible that, when we need additional cash resources, financing will not be available to us in amounts or on terms that would be acceptable to us or at all.

Projected Sources and Uses of Cash

We anticipate that we will generate cash from the following sources:

•	operating cash flow;

•	debt financing;

•	the dispositions of transformed farmland and/or subsidiaries; and

•	debt or equity offerings.

We anticipate that we will use our cash:

•	for other working capital purposes;

•	to meet our budgeted capital expenditures;

•	to make investment in new projects related to our business; and

•	to refinance our current debts.

Indebtedness and Financial Instruments

The table below illustrates the maturity of our indebtedness (excluding obligations under finance leases) and our exposure to fixed and variable interest rates:

	September 30, 2015	December 31, 2014
	(unaudited)
Fixed rate:
Less than 1 year	110,079	95,524
Between 1 and 2 years	32,406	45,518
Between 2 and 3 years	26,664	41,685
Between 3 and 4 years	23,449	25,809
Between 4 and 5 years	22,217	39,992
More than 5 years	37,754	87,219
	252,569	335,747
Variable rate:
Less than 1 year	135,995	111,371
Between 1 and 2 years	149,076	130,426
Between 2 and 3 years	138,150	80,199
Between 3 and 4 years	85,650	13,154
Between 4 and 5 years	34,231	7,346
More than 5 years	12,870	19,683
	555,972	362,179
	808,541	697,926

(1)	The Company plans to partially rollover its short term debt using new available lines of credit, or on using operating cash flow to cancel such debt.

New loan – ING Bank N.V. Syndicated Loan

In January and February 2015, Adecoagro Vale do Ivinhema entered into a US$ 160.0 million loan with syndicate of banks, led by ING Bank N.V. and Rabobank, due 2018. This syndicate loan bears an interest of LIBOR 3 months + 4.40% per annum and contains certain customary financial covenants and restrictions which require us to meet pre-defined financial ratios, among other restrictions, as well as restrictions on the payment of dividends.

New loan – ING Bank N.V. and Rabobank Curaçao N.V. Syndicated Loan

In August 2015, Adecoagro Vale do Ivinhema entered into a US$ 110.0 million loan with a syndicate of banks, led by ING Bank N.V. and Rabobank Curaçao N.V., due in 2019. This syndicate loan bears an interest of LIBOR 3 months + 4.65% per annum and contains certain customary financial covenants which require us to meet pre-defined financial ratios.

During 2015 and 2014 the Company was in compliance with all financial covenants.

Short-term Debt.

As of September 30, 2015, our short term debt totaled $246.3 million.

We maintain lines of credit with several banks in order to finance our working capital requirements. We believe that we will continue to be able to obtain additional credit to finance our working capital needs in the future based on our past track record and current market conditions.

Capital Expenditure Commitments

During the nine-month Period ended September 30, 2015, our capital expenditures totaled $116.4 million. Our capital expenditures consisted mainly of equipment, machinery and construction costs related to the finalization of the construction of the Ivinhema sugar and ethanol mill in Brazil.

Consolidated capex spending is expected to slowdown in 2015 due to the completion of the sugarcane cluster, and is expected to reach between $140 and $160 million. As of today, no major growth capex has been committed for 2016, with the major portion allocated to maintenance related to the Sugar, Ethanol & Energy business.